EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in (i) Registration Statement Nos. 33-42500, 33-42499, 33-42553, 333-89128, and 333-89180 on Form S-8 and (ii) Registration Statement No. 333-59183 on Form S-3 of our reports dated April 13, 2005 relating to the consolidated financial statements and financial statement schedule of Dillard’s, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in accounting for goodwill and intangible assets in 2002 to conform to Statement of Financial Accounting Standards No. 142) and management’s report on the effectiveness of internal control over financial reporting appearing in this Annual Report on Form 10-K of Dillard’s, Inc. for the year ended January 29, 2005.

Deloitte & Touche LLP

Dallas, Texas
April 13, 2005